SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Gran Tierra Energy Inc.
(Name of Issuer)
Common Shares, par value $0.001 per share
(Title of Class of Securities)
38500T200
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Equinox Partners Investment Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,234,223[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,234,223

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,234,223

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12.	TYPE OF REPORTING PERSON

IA

1 Includes 1,143,541 common shares, par value $0.001 per share (the “Common Shares”) of Gran Tierra Energy Inc. (the “Issuer”) held in one or more client accounts over which Equinox Partners Investment Management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox Partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).

1.	NAMES OF REPORTING PERSONS

Equinox Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,410,061

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,410,061

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,410,061

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Kuroto Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

538,700

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

538,700

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Mason Hill Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

141,921

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

141,921

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,921

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Sean M. Fieler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,234,223[2]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,234,223[2]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,234,223[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12.	TYPE OF REPORTING PERSON

IN

2 See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client account(s).

Item 1(a).	Name of Issuer:
Gran Tierra Energy Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
500 Centre Street S.E.
Calgary, Alberta T2G 1A6
Canada
Item 2(a).	Name of Persons Filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Equinox Partners Investment Management LLC, a Delaware limited liability company (“EPIM”).
•	Equinox Partners, L.P., a Delaware limited partnership (“Equinox Partners”).
•	Kuroto Fund LP, a Delaware limited partnership (“Kuroto”).
•	Mason Hill Partners, LP, a Delaware limited partnership (“Mason Hill Partners”).
•	Sean M. Fieler, a United States Citizen (“Mr. Fieler”).
EPIM’s principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners, Kuroto, Mason Hill Partners, and other client accounts.
Each of Equinox Partners, Kuroto, and Mason Hill Partners is a private investment fund.
Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.

Item 2(c).	Citizenship:
Each of EPIM, Kuroto, Equinox Partners, and Mason Hill Partners is organized under the laws of the State of Delaware. Mr. Fieler is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Shares, par value $0.001 per share (“Common Shares”)
Item 2(e).	CUSIP Number:
38500T200

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.
Each of EPIM and Mr. Fieler may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which each of Equinox Partners, Kuroto, and Mason Hill Partners directly beneficially owns. Each of EPIM and Mr. Fieler disclaims beneficial ownership of such Common Shares for all other purposes.
EPIM acts as an investment advisor to certain client accounts and, by virtue of investment management agreements with these clients, has voting and dispositive power over the Common Shares held in such client accounts. Mr. Fieler is the managing member of, and owns a controlling interest in, EPIM. The filing of this statement should not be deemed an admission that EPIM or Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares held in such client accounts.
(a)	Amount beneficially owned:
(i)            EPIM beneficially owns 3,234,223 Common Shares.
(ii)            Equinox Partners beneficially owns 1,410,061 Common Shares.
(iii)            Kuroto beneficially owns 538,700 Common Shares.
(iv)            Mason Hill Partners beneficially owns 141,921 Common Shares.
(v)            Mr. Fieler beneficially owns 3,234,223 Common Shares.
(vi)            Collectively, the Reporting Persons beneficially own 3,234,223 Common Shares.
(b)            Percent of Class:
The following percentages are based on 36,460,141 Common Shares outstanding as of November 6, 2024, as provided by the Issuer to the Reporting Persons.

(i)	EPIM’s beneficial ownership of 3,234,223 Common Shares represents approximately 8.9% of the outstanding Common Shares.
(ii)	Equinox Partners’ beneficial ownership of 1,410,061 Common Shares represents approximately 3.9% of the outstanding Common Shares.
(iii)	Kuroto’s beneficial ownership of 538,700 Common Share represents approximately 1.5% of the outstanding Common Shares.
(iv)	Mason Hill Partners’ beneficial ownership of 141,921 Common Shares represents approximately 0.4% of the outstanding Common Shares.
(v)	Mr. Fieler’s beneficial ownership of 3,234,223 Common Shares represents approximately 8.9% of the outstanding Common Shares.
(vi)	Collectively, the Reporting Persons’ beneficial ownership of 3,234,223 Common Shares represents approximately 8.9% of the outstanding Common Shares.
(c)            Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on September 17, 2024.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  November 14, 2024
EQUINOX PARTNERS INVESTMENT MANAGEMENT LLC

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

EQUINOX PARTNERS, L.P. By: Equinox Partners Investment Management LLC, its investment manager

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

KUROTO FUND LP By: Equinox Partners Investment Management LLC, its investment manager

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

MASON HILL PARTNERS, LP By: Equinox Partners Investment Management LLC, its investment manager

By:	/s/ Sean M. Fieler
	Name:	Sean M. Fieler
	Title:	Manager

/s/ Sean M. Fieler
SEAN M. FIELER